SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Vitae Pharmaceuticals, Inc.

(Name of Subject Company)

Vitae Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92847N103

(CUSIP Number of Class of Securities)

Jeffrey S. Hatfield

President and Chief Executive Officer

502 West Office Center Drive

Fort Washington, PA 19034

(215) 461-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Jay K. Hachigian	Scott Applebaum
Gregg A. Griner	General Counsel and Corporate Secretary
Andrew Y. Luh	Vitae Pharmaceuticals, Inc.
Keith J. Scherer	502 West Office Center Drive
Albert W. Vanderlaan	Fort Washington, PA 19034
Gunderson Dettmer Stough	(215) 461-2000
Villeneuve Franklin & Hachigian, LLP
One Marina Park Drive, Suite 900
Boston, MA 02210
(617) 648-9100

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Vitae Pharmaceuticals, Inc., a Delaware corporation (“Vitae”), with the Securities and Exchange Commission on September 26, 2016 (the “Schedule 14D-9”), relating to the offer by Augusta Merger Sub, Inc., a Delaware corporation (“Purchaser”), and Allergan Holdco US, Inc., a Delaware corporation (“Parent”), both of which are wholly owned subsidiaries of Allergan plc, an Irish public limited company (“Allergan”), to purchase all of the outstanding shares of Vitae’s common stock, par value $0.0001 per share (the “Shares”), at a purchase price of $21.00 per Share, net to the seller in cash, without interest and subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 26, 2016, and the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

ITEM 8. ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following section after the last paragraph:

“Expiration of Offering Period; Anticipated Completion of Merger

The Offer and withdrawal rights expired as scheduled at the end of the day midnight, New York City time, on October 24, 2016 (one minute after 11:59 P.M., New York City time, on October 24, 2016).  The Offer was not extended.  The Depositary has advised that, as of the expiration of the Offer, 26,235,210 Shares, representing approximately 90.3 percent of the Shares issued and outstanding as of the expiration of the Offer, had been validly tendered and not validly withdrawn pursuant to the Offer.  In addition, Notices of Guaranteed Delivery had been delivered for 836,595 Shares, representing approximately 2.9 percent of the Shares issued and outstanding as of the expiration of the Offer.  The number of Shares tendered (excluding Shares delivered pursuant to Notices of Guaranteed Delivery) satisfies the Minimum Tender Condition.  As the Minimum Tender Condition and each of the other conditions of the Offer have been satisfied, Purchaser has accepted for payment all Shares that were validly tendered and not validly withdrawn pursuant to the Offer.

Following expiration of the Offer and acceptance for payment of the Shares, Parent intends to complete its acquisition of Vitae later today by consummating the Merger pursuant to the terms of the Merger Agreement and without a meeting of stockholders of Vitae in accordance with Section 251(h) of the DGCL.  At the Effective Time, (x) Purchaser will be merged with and into Vitae, with Vitae continuing as the Surviving Corporation and a wholly owned subsidiary of Parent, and (y) each Share issued and outstanding immediately prior to the Effective Time (other than Shares held (i) in the treasury of Vitae or by Parent or Purchaser, which Shares will be cancelled and will cease to exist or (ii) by stockholders who validly exercise appraisal rights under Delaware law with respect to such Shares) will be automatically cancelled and converted into the right to receive $21.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes.  As a result of the Merger, Vitae will cease to be a publicly traded company and the Shares will no longer be listed on The NASDAQ Stock Market.

On October 25, 2016, Allergan issued a press release announcing the expiration and results of the Offer and the intention to consummate of the Merger.  A copy of the press release issued by Allergan is filed as Exhibit (a)(1)(L) to the amendment to the Schedule TO filed with the Securities and Exchange Commission on October 25, 2016 and is incorporated by reference herein.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.	Description

(a)(1)(M)

Press Release issued by Allergan plc. on October 25, 2016 (incorporated by reference to Exhibit (a)(1)(L) to the Schedule TO-T/A filed with the SEC by Allergan Inc., Allergan Holdco US, Inc. and Augusta Merger Sub, Inc. on October 25, 2016).

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After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 25, 2016	Vitae Pharmaceuticals, Inc.

	By:	/s/ Jeffrey S. Hatfield
Jeffrey S. Hatfield President and Chief Executive Officer

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